EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	January 1, 2012		December 30, 2012		December 29, 2013		December 28, 2014		January 3, 2016
Income before provision for income taxes	$167,806		$181,187		$225,099		$258,623		$306,215
Fixed charges	103,577		113,483		101,047		99,951		113,717

Earnings as defined	$271,383		$294,670		$326,146		$358,574		$419,932

Fixed charges (1):
Interest expense	$91,635		$101,448		$88,872		$86,881		$99,537
Portion of rental expense representative of interest	11,942		12,035		12,175		13,070		14,180

Total fixed charges	$103,577		$113,483		$101,047		$99,951		$113,717

Ratio of earnings to fixed charges	2.6	x	2.6	x	3.2	x	3.6	x	3.7	x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).